Form N-8F

I. **General Identifying Information**

1. Reason fund is applying to deregister (check *only* one; for descriptions, *see* Instruction 1 above):

   [ ] **Merger**

   [X] **Liquidation**

   [ ] **Abandonment of Registration**
   (Note: Abandonments of Registration answer *only* questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

   [ ] Election of status as **a Business Development Company**
   (Note: Business Development Companies answer *only* questions 1 through 10 of this form and complete verification at the end of the form.)

2. Name of fund: **Weldon Capital Funds, Inc.**

3. Securities and Exchange Commission File No.: **811-21509**

4. Is this an initial Form N-8F or an amendment to a previously filed From N-8F?

   [ ] Initial Application [X] Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

   4747 W. 135th St.
   Suite 100
   Leawood, KS 66224

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

   Freddie Jacobs, Jr.
   Unified Fund Services, Inc.
   431 North Pennsylvania Street
   Indianapolis, IN 46204
   (317) 917-7000 x7425

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

   Unified Fund Services, Inc.
   431 North Pennsylvania Street
   Indianapolis, IN 46204
   (317) 917-7000

   U.S. Bank, N.A.,
   425 Walnut Street,
   Cincinnati, Ohio 45202

Weldon Capital Management, Ltd.
4747 W. 135th Street
Suite 100
Leawood, KS 66224
(913) 239-2300

NOTE: *Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.*

8. Classification of fund (check only one):

[**X**] Management company;

[ ] Unit investment trust; or

[ ] Face-amount certificate company.

9. Subclassification if the fund is a management company (check only one):

[**X**] Open-end [ ] Closed-end

10. State law under which the fund was organized or formed (*e.g.*, Delaware, Massachusetts):

Maryland

11. Provide the name and address of each investment adviser of the fund (including sub-advisors) during the last five years, even if the fund's contracts with those advisers have been terminated:

Weldon Capital Management, Ltd.
4747 W. 135th Street
Suite 100
Leawood, KS 66224

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

Unified Financial Securities, Inc.,
431 North Pennsylvania Street
Indianapolis, IN 46204

13. If the fund is a unit investment trust ("UIT") provide: **N/A**

(a) Depositor's name(s) and address(es):

(b) Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (*e.g.*, an insurance company separate account)?
[ ] Yes [**X**] No

If Yes, for each UIT state:

Name(s):

File No.: 811-_____

Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[**X**] Yes [ ] No

If Yes, state the date on which the board vote took place: **January 30, 2006**

If No, explain:

(b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[ ] Yes [**X**] No

If Yes, state the date on which the shareholder vote took place:

If No, explain: **The Fund is a Maryland corporation. Under Maryland law, Fund shareholders are entitled to vote only on matters as to which they are specifically authorized to vote in the Fund's Articles of Incorporation (the "Articles"). The Fund's Articles do not authorize shareholders to vote on a liquidation. The Fund's Statement of Additional Information discloses that Fund shares are subject to redemption by the Board of Directors in its sole discretion.**

II. **Distributions to Shareholders**

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[**X**] Yes [ ] No

(a) If Yes, list the date(s) on which the fund made those distributions: **February 28, 2006**.

(b) Were the distributions made on the basis of net assets?

[**X**] Yes [ ] No

(c) Were the distributions made *pro rata* based on share ownership?

[**X**] Yes [] No

(d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e) *Liquidations only:*
Were any distributions to shareholders made in kind?

[ ] Yes [**X**] No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17. *Closed-end funds only:* **NA**
Has the fund issued senior securities?

[ ] Yes [ ] No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18. Has the fund distributed *all* of its assets to the fund's shareholders?

[**X**] Yes [ ] No

If No,
(a) How many shareholders does the fund have as of the date of this form is filed?

(b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[ ] Yes [**X**] No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. **Assets and Liabilities**

20. Does the fund have any assets as of the date this form is filed?
(See question 18 above)

[ ] Yes [**X**] No

If Yes,
(a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b) Why has the fund retained the remaining assets?

(c) Will the remaining assets be invested in securities?

[ ] Yes [ ] No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?
[ ] Yes [**X**] No

If Yes,
(a) Describe the type and amount of each debt or other liability:

(b) How does the fund intend to pay these outstanding debts or other liabilities?

IV. **Information About Event(s) Leading to Request for Deregistration**

22. (a) List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses:	**$ 0**
(ii)	Accounting expenses:	**$ 0**
(iii)	Other expenses (list and identify separately):	
	Miscellaneous OOP	**$9.00**
	Bank Reconciliation	**$ 321.00**
	Record Storage	**$ 250.00**
	Bank Account Fees	**$ 450.00**
	Preparation and Mailing of 2006 Tax Forms	**$ 150.00**
	Transfer Agent Account Maintenance Fees	**$ 1,582.50**
	Transfer Agent Termination Fees	**$ 2,500.00**
	Fund Accounting Termination Fees	**$ 4,166.67**
	Administration Termination Fees	**$ 5,000.00**
	Post-Liquidation Support	**$ 5,750.00**
	Distribution Termination Fees	**$200.00**
	Sales Literature Review	**$150.00**
(iv)	Total expenses (sum of lines (i)-(iii) above):	**$ 20,529.17**

(b) How were those expenses allocated? **The expenses incurred as a result of the liquidation were paid by the Fund's adviser, Weldon Capital Management, Ltd. The Fund and its shareholders did not incur any expenses associated with the liquidation.**

(c) Who paid those expenses? **Weldon Capital Management, Ltd.**

(d) How did the fund pay for unamortized expenses (if any)? **N/A.**

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?
[] Yes [**X**] No

If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V. **Conclusion of Fund Business**

24. Is the fund a party to any litigation or administrative processing?

[ ] Yes [**X**] No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[ ] Yes [**X**] No

If Yes, describe the nature and extent of those activities:

VI. **Mergers Only: N/A**

26. (a) State the name of the fund surviving the Merger:

(b) State the Investment Company Act file number of the fund surviving the Merger:

(a) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

(b) If the merger or reorganization agreement has ***not*** been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he or she has executed this Form N-8F application for an order under Section 8(f) of the Investment Company Act of 1940 on behalf of Weldon Capital Funds, Inc., (ii) he or she is an officer of Weldon Capital Funds, Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information and belief.

/s/ Doug Ciocca
President